EXHIBIT 99.1

NEW DRILLING CONNECTS NORTH DARK STAR AND DARK STAR DEPOSITS AND DISCOVERS WESTERN EXPANSION OF DARK STAR

Western extension discovery hole returns 24.4m of 2.03g Au/T; Dark Star connecting hole yields 33m of 0.62g Au/T*

January 19, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results from 15 holes drilled at the recently discovered North Dark Star gold deposit and the Main Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.

This new drilling achieved two major objectives: First, DS16-33, located on the southern edge of North Dark Star, returned 33.1m of 0.62g Au/t., within a larger lower grade interval, confirming the finding from DS16-31 that the North Dark Star and Main Dark Star oxide gold deposits connect to form one large occurrence. Second, DS16-26 and DS16-38, drilled to the west of the Main Dark Star resource, discovered a western extension of the high grade Dark Star mineralization with exciting implications for further growth of the system. DS16-38 returned 24.4m of 2.03g Au/t, including a higher grade interval of 10.7m of 3.62 g Au/t.

The primary objective of the 2016 North Dark Star drill program was to expand the high grade gold zone discovered in core hole DS15-13 (15.4m of 1.85 g Au/t  and 97.0m of 1.61 g Au/t) at the end of the 2015 drill program (see January 21, 2016 news release).  DS16-08, located 100m south of DS15-13, subsequently returned a 126.2 meter intercept grading 3.95 g Au/t including higher grade intervals of 44.0m of 4.70 g Au/t, 17.9m of 5.6 g Au/t and 7.9m of 10.7 g Au/t (see August 9, 2016 news release).  DS16-03B, located 120m south of DS16-08, intersected a 101.2 meter section grading 1.50 g Au/t including a higher grade interval of 32.3m of 2.87 g Au/t (see August 18, 2016 news release).  Then, DS16-21 returned a 56.2 meter interval grading 1.83 g Au/t, including higher grade interval 9.8m of 3.78 g Au/t (see September 14, 2016 news release), up-dip to the east of DS16-08 (Please click the following link to view plan and section maps: https://goldstandardv.com/lp/dark-star-jan2017-results).  All of these intercepts report continuous gold values above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada in its Dark Star NI43-101 resource estimate announced on March 3, 2015 (see news release).

Jonathan Awde, CEO and Director of Gold Standard commented: “We now view the Dark Star occurrence as a much larger system with the size and continuity that favor large scale, efficient exploitation. This year we will pursue the exciting possibility that the Dark Star and Pinion systems may also connect, which would have important implications for our Company.”

Key Highlights

•
In the south part of North Dark Star, DS16-33 intersected multiple zones of oxidized gold mineralization including 33.1m of 0.62 g Au/t and 14.0m of 0.76 g Au/t (Please click the following link to view drill hole plan/grade thickness map:  https://goldstandardv.com/lp/dark-star-jan2017-results).  When combined with mineralization in DS16-31, the two holes confirm that the new North Dark Star discovery and the Dark Star Main resource are connected and form a continuous gold zone with a strike length of approximately 1300m.  Mineralization occurs within decalcified, variably silicified, and collapse brecciated debris flow conglomerate, the same part of the Pennsylvanian-Permian conglomerate section that hosts gold in core holes DS16-08, DS16-03B, DS16-21 and DS15-13.

•
On the west side of Main Dark Star, holes DS16-26 and DS16-38 intersected gold zones including 52.1m of 1.04 g Au/t and 24.4m of 2.03 g Au/t, respectively (Please click the following link to view drill hole plan/grade thickness map:   https://goldstandardv.com/lp/dark-star-jan2017-results).  The DS16-38 intercept contained a higher-grade interval of 10.7m of 3.62 g Au/t which was associated with a thrust and feldspar porphyry dikes.  These oxide and reduced intercepts are more than twice the average grade of the Main Dark Star resource and expand the resource to the west.  Mineralization remains open in several directions and this target will be aggressively followed-up in 2017.

•
DS16-18, a PQ-size metallurgical core hole drilled into the Main Dark Star resource, intersected 72.9m of 1.02 g Au/t in pervasively oxidized and altered middle debris flow conglomerate in the favorable Pennsylvanian-Permian host section.  The core hole also intersected two higher grade gold zones including 12.0m of 2.24 g Au/t and 12.0m of 1.83 g Au/t.  DS16-18 is the first of three core holes completed into the Main Dark Star resource.  Material from these intercepts will be used for column leach testing at Kappes, Cassiday & Associates in Reno, NV.

•
DS16-26 and -38 confirm a new gold target beneath a thrust fault on the west side of Main Dark Star.  At this location, the West fault is reinterpreted as a thrust fault juxtaposing rocks of the Chainman, Webb and Tripon Pass Formations in the hanging wall, against silty limestone and middle conglomerate calcareous debris flows of the favorable Pennsylvanian-Permian host section in the footwall.  These footwall rocks are the preferred host for Main Dark Star and North Dark Star mineralization.  Gold mineralization is focused proximal to the thrust contact and within the underlying Pennsylvanian-Permian carbonate rocks.  This thrust is likely to extend westward about 2km. to Pinion.  Gold is associated with brecciation, decalcification, silicification, barite, iron oxides and pyrite.

•	Drill holes DS16-29, -29A and -30 were cost effective RC holes, outboard of Dark Star, scouting for gold system and testing new geologic concepts derived from the Company’s gravity and CSAMT programs.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “This key intercept in DS16-33 connects North and Main Dark Star, adding substantial tonnage to the resource.  The connection occurs along the north-striking Ridgeline fault, which continues to be an important control on gold mineralization.  Based on what we see at North Dark Star, thicker and better grade zones are likely to occur along the Ridgeline fault, moving through this area of connection and into Main Dark Star.  To the west of Main Dark Star, the intercepts in DS16-26 and DS16-38 give us a new, “footwall of west thrust” setting to explore for Pennsylvanian-Permian-hosted deposits over a large area, extending from West Dark Star to Pinion. In 2017, we are looking forward to coming out with a maiden resource for North Dark Star and continuing to explore for Pennsylvanian-Permian-hosted deposits along the Ridgeline fault and beneath the newly interpreted West thrust.”

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS16-18	Core	90	-50	107.0	0.3-73.2	72.9	1.02
Including Including					35.2-47.2	12.0	2.24
					59.6-71.6	12.0	1.83
DS16-25	RC		-90	617.4	No assays >0.14 g Au/t
DS16-26	Core	270	-70	536.3	187.2-225.3	38.1	0.73
Including Including Including					203.9-208.5	4.6	2.61
					231.4-263.0	31.6	0.49
					274.1-326.2	52.1	1.04
					291.8-298.5	6.7	2.03
					306.3-322.2	15.9	2.00
					386.9-388.0	1.1	0.19
DS16-28	Core	045	-45	579.9	5.2-7.0	1.8	0.25
DS16-29	RC	090	-50	77.7	No assays >0.14 g Au/t
DS16-29A	RC	090	-50	678.4	No assays >0.14 g Au/t
DS16-30	RC	090	-70	568.6	No assays >0.14 g Au/t
DS16-31	Core	090	-65	430.3	62.8-64.3	1.5	0.23
					67.7-70.3	2.6	0.17
					84.8-86.0	1.2	0.26
					103.0-107.3	4.3	0.22
					118.0-135.7	17.7	0.40
DS16-32	Core	090	-45	566.5	69.8-71.8	2.0	0.15
DS16-33	Core	090	-45	595.1	69.2-92.5	23.3	0.28
Including Including Including					104.3-105.8	1.5	0.17
					113.4-116.5	3.1	0.22
					121.0-126.8	5.8	0.24
					130.2-152.0	21.8	0.35
					164.3-197.4	33.1	0.62
					169.2-174.1	4.9	1.00
					177.4-182.9	5.5	1.09
					206.7-220.7	14.0	0.76
					212.5-219.2	6.7	1.13
DS16-34	Core	090	-60	456.9	275.2-276.7	1.5	0.21
DS16-35	Core	090	-45	540.5	No assays >0.14 g Au/t
DS16-36	Core	090	-60	454.3	156.4-158.8	2.4	0.17
DS16-37	Core	090	-80	514.9	8.2-9.4	1.2	0.18
					84.5-87.2	2.7	0.17
					176.7-179.6	2.9	0.23
DS16-38	RC	270	-72	519.8	196.6-202.7	6.1	0.22
Including					219.5-243.9	24.4	2.03
					228.6-239.3	10.7	3.62
					394.8-396.3	1.5	0.36
					405.5-413.1	7.6	0.24
					416.2-436.0	19.8	0.36
* Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining material retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample.  The North Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director
FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:     604-669-5702
Email: info@goldstandardv.com